Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Privileged & Confidential	8 April 2021
For Internal Use ONLY

Yossi Carmil Employee All-hands Talking Points

●	Cellebrite team – thank you all for joining me.

Slide 3.

●	By now you have seen the exciting news about our announcement today, which is summarized on Slide 3.

●	We have announced a proposed merger between Cellebrite and a special purpose acquisition company called TWC Tech Holdings II Corp, or TWCT.

●	When the merger is completed, which we expect to occur in the second or third quarter of 2021, we will be a public company.

●	TWCT was formed by True Wind Capital, a San Francisco-based technology-focused private equity firm.

●	As part of the transaction, we are raising capital from a group of investors, including strategic investor Axon Enterprise, Inc. and leading institutional investors like Light Street Capital and Makena Capital.

●	The transaction implies a pro forma equity value of approximately $2.4 billion for Cellebrite, and the net proceeds from the transaction will further accelerate our ability to execute on significant near-term growth opportunities in the public sector, develop new customer solutions and expand our private sector and end-market reach.

●	In short, the transaction will help solidify our position as the global leader in Digital Intelligence solutions.

Privileged & Confidential	8 April 2021
For Internal Use ONLY

Slide 4.

●	SPACs have been around for a while but have become more common recently, attracting top-tier underwriters and investors and raising a record amount of capital in 2020.

●	SPACs are “blank check” companies that raise money from public market investors and then use those funds to invest in and merge with private operating companies like Cellebrite. True Wind has a record of success in these types of transactions, which is one of the reasons that we selected them for this merger.

●	Now a bit more about our partner. TWCT was formed by True Wind Capital, a San Francisco-based technology-focused private equity firm managing $1 billion with a successful track record of investing in technology companies such as Airbnb, Snapchat, Fan Duel and GoDaddy. We are fortunate to have an experienced financial partner in True Wind Capital, whose sponsored SPACs have merged with A Place for Rover, the leading online marketplace for pet care, and Open Lending, a leading provider of lending enablement and risk analytics solutions to financial institutions. Prior to founding True Wind Capital, Adam Clammer and Jamie Greene held strategic executive roles with Kohlberg Kravis Roberts & Co (KKR).

Privileged & Confidential	8 April 2021
For Internal Use ONLY

Slide 5.

●	Merging with a SPAC is a streamlined and efficient way for Cellebrite to become a public company and raise additional capital, as we show on Slide 5.

●	At the conclusion of this process, we will receive approximately $480 million, and we will list on the Nasdaq.

Slide 6.

●	Slide 6 highlights our many competitive strengths, including our 50% growth in our annual recurring revenue.

●	These strengths are just a few of the reasons why investors want to invest in Cellebrite.

Slide 7.

●	How do we plan to use this new capital?

●	As I said at the start of the meeting, we will accelerate our ability to execute on our significant near-term growth opportunities in the public sector, develop new customer solutions and expand our private sector and end-market reach.

Privileged & Confidential	8 April 2021
For Internal Use ONLY

●	We will be able to make strategic, targeted investments to expand our capabilities, deepen our position in the public sector and attract new customers in the growing private sector market.

●	This is an important and exciting step for our company and our team and will put us in an even better position to capture the opportunities ahead.

Slide 8.

●	We believe there are significant near-term growth opportunities available to us.

●	The need for smarter solutions to help customers understand and analyze overwhelming amounts of data is increasing.

●	We plan to capture the opportunities before us by expanding our reach with our existing customer base, offering new and upgraded solutions, acquiring more private sector customers and pursuing targeted acquisitions.

Slide 9.

●	So what happens next? In terms of process, we will file the required information about Cellebrite with the U.S. Securities and Exchange Commission.

●	There will be a review and approval process. Once we have received regulatory approval and the other closing conditions have been met, Cellebrite will be public.

Privileged & Confidential	8 April 2021
For Internal Use ONLY

Slide 10.

●	As a public company, our stock will be listed on the Nasdaq under the ticker symbol CLBT and we will be subject to the filing and disclosure requirements that apply to all public companies. We will issue reports on our financial and operational performance and hold an annual shareholder meeting.

●	However, there are several things that will not change as a result of this merger.

●	Our current management team will continue to operate and lead the Company, and I will continue to serve as CEO. Reporting lines, office locations, base compensation and benefits will not change.

●	A number of Cellebrite team members hold stock options or restricted stock, and we will share more information with you in the coming weeks.

●	We are excited to have been able to achieve this milestone, and we would not be in this position today without the hard work of everyone at Cellebrite – our employees, past and present, have been a huge part of our success, and you should be extremely proud of helping to make this possible.

Privileged & Confidential	8 April 2021
For Internal Use ONLY

Slide 11.

●	We know many of you have questions about other aspects of this process and what it means for you. We will do our best to provide you with as much information as possible, but please understand that there are some questions we will not be able to answer before the merger has been completed.

●	We will post an FAQ to CelleConnect to cover what we anticipate being the most common questions.

●	If you have additional questions about this transaction, please send an email to the address listed in the FAQ. We will respond as quickly as we can, within the limits of what we are legally able to communicate. Know that we may not be able to fully answer your question at the time it is raised.

●	Now, I want to emphasize that being a public company comes with new communications rules. Please visit CelleConnect and review the FAQ, Insider Trading and Social Media policies that we will post there today.

●	We are also subject to stringent communications protocols during this interim period between when the merger has been announced and when it closes and Cellebrite is registered to trade.

Privileged & Confidential	8 April 2021
For Internal Use ONLY

●	We therefore need to be diligent about our social media engagement on this matter. You must restrict any social media activity related to this proposed transaction to simple re-posts of posts that come from official Cellebrite accounts. No commentary, responses or replies are allowed. No sharing or reposts of third-party posts such as media coverage is allowed, as that could be construed as a solicitation for shareholder votes for the merger and is therefore not allowed.

●	We also expect that today’s news may generate interest from customers, media and shareholders. We have a comprehensive plan to inform these important stakeholders of this exciting development.

●	As an employee, you know more than many investors or ex-employees. For this reason, and consistent with the non-disclosure agreements that you signed, you must not talk to anyone about any confidential information that was provided to you. This is not an arbitrary request—it is a legal mandate that we are obligated to follow during this process.

●	So unless you have been specifically authorized to speak about the merger with stakeholders, you must not do so. If you receive any inquiries from third parties, including from former Cellebrite employees, forward the inquiry to the email addresses listed in the FAQ. The team will get back to them.

Privileged & Confidential	8 April 2021
For Internal Use ONLY

●	We need you to very carefully follow these communications guidelines. It is important that everyone exercise a great deal of caution, professionalism and confidentiality.

●	We are thrilled to be embarking on this journey together, and I am particularly grateful for the efforts of those who spent extremely long days and nights working on this merger.

●	On behalf of the management team, we deeply appreciate your expertise, hard work and dedication to Cellebrite. It is a great day for our company, and we have even greater days ahead.

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